Exhibit 4.20

Barclays Business Support Chatsworth House 66-70 St. Mary Axe London EC3A 8BD 30 October 2003 Tel 020 7382 5400
The Directors	Fax 020 7382 5499 ebookers plc
25 Farringdon Street	www.barclays.com
London EC4A 4AB

Barclays

Dear Sirs

Facilities Agreement Dated 21 January 2003 made between (1) Ebookers plc and (2) Barclays Bank plc (as amended and varied by letter agreements dated 18 June 2003 and 18 August 2003, the "FACILITIES AGREEMENT")

Definitions

Capitalised terms used in this letter shall have the meanings given to them in the Facilities Agreement unless otherwise indicated.

September Waiver

You have notified us that following production of the Monthly Management Accounts for September 2003, you have breached the Financial Covenants at clauses 19.1.1 (Absolute EBIT),
19.1.4 (Total Debt Service Cover) and 19.1.5 (Absolute Cash Flow). You have requested that we waive each of these breaches.

We had also previously agreed with you that you would pay to us a fee of £15,000 in the event that you failed to comply with clause 19.1.1 (Absolute EBIT) when tested as at 31 December 2003. In consideration of the fee of £15,000 referred to above now being paid to us on or before 31 October 2003, this will confirm that the Bank waives each of the breaches of the Financial Covenants described above.

Financial Covenant Amendments

You have also requested that we amend the Financial Covenants. In this regard, you agree to pay to us a further monthly monitoring fee of (pounds)5,000 (exclusive of VAT).This fee shall Be due and payable on the first Business Day of each month commencing on 3 November 2003, with the final payment to be due and payable on 1 June 2004. You also agree that this fee shall increase to (pounds)7,500 per month (exclusive of VAT) if any Financial Covenant is breached or if any of the absolute EBIT projections in the file "Working capital model - 9 + Scenario 22Oct", dated 22 October 2003 is not achieved at the end of the relevant month.

In consideration of your agreements in respect of these fees, we hereby agree that clause 19.1 (Financial Covenants) of the Facilities Agreement shall be deleted and the following substituted in place thereof:

19.1    Financial Covenants

While any amounts or liabilities (whether actual or contingent) are outstanding under the Finance Documents or the Bank has any obligation in respect of any Facility, the Principal Borrower shall procure that:

19.1.1    Absolute EBIT

The amount of EBIT at the end of each Quarterly Period referred to below shall equal or exceed the amount set out opposite such period:

Quarterly Period Ending	Amount (£)
31 December 2003	572,749
31 March 2004	1,632,000
30 June 2004	2,373,000
30 September 2004	4,117,000
31 December 2004	6,302,000
Thereafter	6,302,000

19.1.2    Senior Debt (minus Bond Liabilities and minus lease liabilities)/EBIT Ratio

The ratio of the aggregate amount of Senior Debt (calculated (for the purposes of this clause 19.1.2 only) by excluding Bond Liabilities and all amounts that fall within paragraph (iii) of the definition of "Senior Debt") to EBIT in respect of each of the periods set out below, is not greater than the ratio specified in respect of such period:

Quarterly Period Ending	Ratio
31 March 2004	10.33:1
30 June 2004	7.1:1
30 September 2004	3.64:1
31 December 2004	2.38:1
Thereafter	2.38:1

19.1.3    Senior Debt/EBlT Ratio

The ratio of the aggregate amount of the Senior Debt to EBIT, in respect of the periods set out below is not greater than the ratio specified in respect of such period:

Quarterly Period Ending	Ratio
31 March 2004	22.2:1
30 June 2004	15.4:1
30 September 2004	8.5:1
31 December 2004	5.6:1
Thereafter	5.0:1

19.1.4    Total Debt Service Cover

The ratio of Operating Cash Flow (excluding any increase/decrease in Working Capital) to Total Debt Service at the end of each Quarterly Period following (and including) the Quarterly Period ending 31 March 2004 shall equal or exceed 1.5:1.0.

19.1.5    Absolute Cash Flow

Quarterly Period Ending	Amount (£)
31 March 2004	16,304,000
30 June 2004	6,334,000
30 September 2004	6,563,000
31 December 2004	14,959,000
Thereafter	14,959,000

19.1.6    Cash /Trade Creditor Ratio

The ratio of Cash to Trade Creditors (when measured by reference to the most recent Monthly Management Accounts or Audited Accounts) will at all times equal or exceed 1.0:1, save in respect of the period from 31 July 2004 to 30 September 2004 when the ratio shall equal or exceed 0.9:1.

19.1.7    Net Worth

The Net Worth (to be measured by reference to the most recent Monthly Management Accounts or Audited Accounts) will at all times during the periods listed below be not less than the amount set out opposite such period;

Period	£
31 December 2003	30,000,000
1 January 2004 to 29 September 2004	37,500,000
Thereafter	37,500,000

Continuing Obligations

The terms of the Facilities Agreement and each other Finance Document shall continue in full force and effect, save as expressly provided in this letter. In the event of any conflict between the terms of this letter and the Facilities Agreement, the terms of this letter shall prevail. This letter is without prejudice to any other rights we may have under the Facilities Agreement and any other Finance Document. Governing Law & Jurisdiction

This letter is a Finance Document and shall be governed by and construed in accordance with English law. The provisions of clause 33 (Enforcement) of the Facilities Agreement shall apply, mutatis mutandis, to this letter.

Agreement

Please confirm your agreement to the terms of this letter by signing, dating and returning to us the attached copy of this letter within seven days of the date of this letter (failing which our agreement and any consent given in this letter will lapse).

/s/ F. Pierce

duly authorised for and on behalf of

Barclays Bank plc

Copy: We hereby irrevocably and unconditionally agree to the terms of your consents and agreements as set out in this letter (of which this is a copy)

/s/ Nigel Addison Smith

30 October 2003

Director duly authorised for and on behalf of

ebookers plc